Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655



To all my colleagues worldwide,

We continue to make good progress in our efforts to acquire Maytag Corporation, so I wanted to take this opportunity to bring you up to-date.

On the evening of Sept. 29, we filed an important regulatory document - called a "Form S-4/Registration Statement." This document consists of a prospectus to register the shares of Whirlpool to be distributed in the acquisition and a proxy statement to provide Maytag shareholders with the detailed information they need to make an informed decision when voting on the acquisition. The proxy statement/prospectus includes a discussion of the merger agreement, financial data, risks involved for both Maytag and Whirlpool, and voting instructions for Maytag shareholders. When it is cleared by the regulators, it will be mailed to Maytag shareholders.

This is an important milestone in the acquisition process. We expect financial analysts and journalists will review the material closely, so you may hear more about Whirlpool and Maytag in the media in coming days.

Once the proxy statement/prospectus is mailed, the next steps in the process are the Maytag shareholder vote on the transaction and regulatory clearance from the government. We expect the merger to be completed as early as the first quarter of 2006, following approval from Maytag stockholders at the special meeting and receipt of required regulatory approvals.

In the meantime, the possibilities of the Maytag acquisition are only one piece of the many exciting things happening in Whirlpool around the world.

Whirlpool people - in the markets and in our offices, in sales and marketing, and in engineering and manufacturing - have continued to focus on our customer loyalty strategy. We've launched a record number of innovative new products this year that are further differentiating us in the marketplace, and we've all been mindful to control costs and drive productivity in an extremely challenging operating environment. Your great dedication and discipline are enabling. I thank you for your hard work and support of our company both to deliver value-creating results and appropriately invest in our future.

Sincerely,

Jeff Fettig
Chairman, President and CEO
Whirlpool Corporation